UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D/A Under the Securities Exchange Act of 1934 (Amendment No. 2)
THERMOGENESIS HOLDINGS, INC.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

88362L100
(CUSIP Number)

Xiaochun Xu PhD, MBA 2711 Citrus Rd. Rancho Cordova, CA 95742 Tel: (916) 858-5100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 28, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 13 Pages

CUSIP No: 88362L100	13D	Page 2 of 13 Pages

1	NAMES OF REPORTING PERSONS Boyalife (Hong Kong) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP No: 88362L100	13D	Page 3 of 13 Pages

1	NAMES OF REPORTING PERSONS Boyalife Asset Holding II, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois corporation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP No: 88362L100	13D	Page 4 of 13 Pages

1	NAMES OF REPORTING PERSONS Boyalife Group Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois corporation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 49,795,376
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 49,795,376
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,795,376
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 72.22%
14	TYPE OF REPORTING PERSON CO

CUSIP No: 88362L100	13D	Page 5 of 13 Pages

1	NAMES OF REPORTING PERSONS Xiaochun Xu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 117,250
	8	SHARED VOTING POWER 49,795,376
	9	SOLE DISPOSITIVE POWER 117,250
	10	SHARED DISPOSITIVE POWER 49,795,376
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,912,626
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 72.39%
14	TYPE OF REPORTING PERSON IN

CUSIP No: 88362L100	13D	Page 6 of 13 Pages

1	NAMES OF REPORTING PERSONS Yishu Li
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No: 88362L100	13D	Page 7 of 13 Pages

Item 1. Security and Issuer.

This Amendment No. 2 to Schedule 13D (this “Amendment”) is filed with respect to shares (the “Shares”) of the Common Stock, par value $0.001 per share (the “Common Stock”), of ThermoGenesis Holdings, Inc., a Delaware corporation (the “Issuer”). This Amendment is being filed jointly as a group pursuant to SEC Rule 13d-1(k) by Xiaochun “Chris” Xu (“Dr. Xu”), Ms. Yishu Li (“Ms. Li”), Boyalife Group Inc., an Illinois corporation (“Boyalife Group”), Boyalife (Hong Kong) Limited, a Hong Kong company (“Boyalife HK”), and Boyalife Asset Holding II, Inc., an Illinois corporation (“Boyalife Asset Holding II”) (each of the foregoing being referred to individually as a “Reporting Person” and collectively as the “Reporting Persons”).

This Amendment is being filed to report a change in the respective ownership percentages of the Reporting Persons as a result of the transfer and sale by Boyalife Asset Holding II to Boyalife Group of all Shares held by Boyalife Asset Holding II and all of Boyalife Asset Holding II’s interest under the below-defined Debt Facility and Amended Note (the “Subject Transaction”).  The Subject Transaction occurred on July 28, 2022 (the “Transaction Date”), and pursuant to the Subject Transaction, (i) Boyalife Asset Holding II sold to Boyalife Group all 12,281,091 Shares held by Boyalife Asset Holding II for a price of $0.21 per Share, and (ii) Boyalife Asset Holding II sold to Boyalife Group all of its interest under the Amended Note and Debt Facility for an aggregate price of $7,000,000, which was the outstanding principal amount of the Amended Note as of the Transaction Date. As stated below, Boyalife Asset Holding II is wholly owned by Boyalife Group, and Boyalife Group is wholly owned by Dr. Xu. The purpose of the Subject Transaction was to effect an internal reorganization of the personal entities through which Dr. Xu beneficially holds his Shares and the Amended Note, and, accordingly, the Subject Transaction merely represented a change in the form of Dr. Xu’s beneficial ownership in the Issuer and did not result in any change in the amount of Dr. Xu’s beneficial ownership. This Amendment also reflects an automatic adjustment to the conversion price in the below-defined Amended Note to $.21 per share on July 25, 2022, as a result in an amendment to a convertible note with third-party, as described in the Issuer’s Current Report on Form 8-K filed on July 28, 2022.

All historical share amounts disclosed herein have been adjusted to reflect the one-for-ten reverse stock split completed by the Issuer on June 4, 2019.

The address of Issuer’s principal executive offices is 2711 Citrus Road, Rancho Cordova, CA 95742.

Item 2. Identity and Background.

Below is information regarding each Reporting Person:

(a)	(b) (c) and (f):

Name	Business Address	Principal Business	Citizenship or Jurisdiction of Formation
Boyalife (Hong Kong), Ltd. (“Boyalife HK”)	800 Jiefang Road East Wuxi City, China 214002	Pharmaceutical and Healthcare	Hong Kong
Boyalife Asset Holding II, Inc. (“Boyalife Asset Holding II”)	2453 S Archer Ave, Suite B, Chicago IL 60616	Investment Holding Company	Illinois
Boyalife Group Inc. (“Boyalife Group”)	2453 S Archer Ave, Suite B, Chicago IL 60616	Investment Holding Company	Illinois
Xiaochun “Chris” Xu (“Dr. Xu”)	2711 Citrus Road, Rancho Cordova, CA 95742	Not applicable	Citizen of China
Yishu Li (“Ms Li”)	800 Jiefang Road East Wuxi City, China 214002	Not applicable	Citizen of China

CUSIP No: 88362L100	13D	Page 8 of 13 Pages

Ms. Li and Boyalife HK are deemed to have shared voting and investment power over securities directly owned by Boyalife HK, although Boyalife HK does not own any Shares as of the date of this Amendment. Dr. Xu does not have voting or investment power over any Shares held by, or which may be acquired by, Boyalife HK.

All of the capital stock of Boyalife Asset Holding II is held by Boyalife Group, and all of the capital stock of Boyalife Group is owned by Dr. Xu. Dr. Xu is the sole officer and director of both Boyalife Group and Boyalife Asset Holding II. Accordingly, Dr. Xu, Boyalife Group, and Boyalife Asset Holding II are deemed to have shared voting and investment power over securities held directly by Boyalife Asset Holding II. Ms. Li does not having voting or investment power over the Shares held by, or which may be acquired by, Boyalife Group and Boyalife Asset Holding II. However, as a result of the Subject Transaction, Boyalife Asset Holding II does not directly hold any securities of the Issuer as of July 28, 2022.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is not subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons may be deemed to be a member of a “group”, within the meaning of Section 13(d)(3) of the Act.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth under Item 6 is hereby incorporated by reference.

Item 4. Purpose of Transaction.

The information set forth under Item 6 is hereby incorporated by reference.

Item 5. Interest in Securities of the Issuer.

The ownership percentages set forth herein are based on 31,321,362 shares of the Issuer’s Common Stock outstanding as of July 28, 2022. “Beneficial Ownership” is defined pursuant to Rule 13d-3 of the Exchange Act, and generally means any person who directly or indirectly has or shares voting or investment power with respect to a security. A person shall be deemed to be the beneficial owner of a security if that person has the right to acquire beneficial ownership of the security within 60 days, including, but not limited to, any right to acquire the security through the exercise of any option or warrant or through the conversion of a security. Any securities not outstanding that are subject to options or warrants shall be deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the class owned by that person, but shall not be deemed to be outstanding for the purpose of computing the percentage of the class owned by any other person.

CUSIP No: 88362L100	13D	Page 9 of 13 Pages

(a)

(i)

Immediately after the Subject Transaction, Boyalife Group directly owns 12,281,091 Shares and the Amended Note. Accordingly, Boyalife Group’s beneficial ownership being reported herein is 49,795,376 Shares, which represents ownership of 72.22% of the Issuer’s Common Stock as of July 28, 2022. As of July 28, 2022 the outstanding principal balance of the Debt Facility was $7,000,000, and accrued but unpaid interest was $878,000.

(ii)

Dr. Xu directly holds options currently exercisable (or exercisable within 60 days of this Schedule 13D) to purchase an aggregate of 117,250 Shares. In addition, by virtue of Dr. Xu being the sole owner, director, and officer of Boyalife Group, he has shared voting and dispositive power over the shares held by Boyalife Group. Accordingly, Dr. Xu is deemed to be the beneficial owner of an aggregate of 49,912,626 Shares, representing of ownership of 72.39% of the outstanding Common Stock.

(iii)	As of July 28, 2022, Boyalife HK and Boyalife Asset Holding II no longer directly hold any securities of the Issuer.

(b)	Other than as described in this Schedule 13D, to the best knowledge of the Reporting Persons, none of the Reporting Persons has effected a transaction in Shares during the past sixty (60) days.

(c)

Other than the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Persons’ securities in the Issuer.

(d)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On February 2, 2016, the Issuer entered into a Purchase Agreement (the “Purchase Agreement”) with Boyalife HK and Boyalife Investment, Inc. (“Boyalife Investment”, and together with Boyalife HK, the “Investors”) pursuant to which the Issuer agreed to issue to issue to the Investors, in two closings, Shares, senior secured three-year convertible debentures, and a five-year warrant to purchase additional Shares, as further described below. The transactions contemplated by the Purchase Agreement are referred to as the “Boyalife Financing” for purposes hereof.

In the Boyalife Financing, which closed in two tranches on February 13 and February 16, 2016, (i) Boyalife HK purchased 73,529 Shares, for a purchase price of $34.00 per share (after giving effect to the Issuer’s 1-for-20 reverse stock split on March 4, 2016 and 1-for-10 reverse stock split on June 4, 2019), (ii) Boyalife Investment purchased Secured Convertible Debentures in the aggregate principal amount of $12.5 million initially convertible into 367,647 Shares (the “Debentures”), and (iii) Boyalife HK acquired a warrant to purchase an aggregate of 352,942 additional Shares at an exercise price of $80.00 per share (as adjusted to give effect to the March 2016 and June 2019 reverse stock splits) for a period of five years (the “Warrant”).

In connection with the Boyalife Financing, the Issuer also entered into a Nomination and Voting Agreement with the Investors (the “Nomination Agreement”). Pursuant to the terms of the Nomination Agreement, for so long as the Debentures remained outstanding and Boyalife HK owned of record or beneficially at least twenty percent (20%) of the issued and outstanding shares of the Issuer’s Common Stock, Boyalife HK had the right to designate one member to the Issuer’s Board of Directors. The Nomination Agreement further provided that, if upon and following the conversion of all of the principal and interest outstanding under the Debentures the Investors owned, in the aggregate, at least 50% of the issued and outstanding shares of the Issuer’s Common Stock, the Investors would have the right to designate up to a maximum of three members to the Issuer’s Board of Directors. The Nomination Agreement was amended and restated on April 16, 2018, as described below.

CUSIP No: 88362L100	13D	Page 10 of 13 Pages

On August 22, 2016, the Issuer elected to convert all outstanding principal, together and interest accrued and otherwise payable (including the interest that would have accrued up to and including maturity under the Debentures) into an aggregate of 610,294 Shares.

On December 26, 2016, Boyalife Investment sold and transferred all 610,294 Shares held by it to Boyalife HK for a price per share equal to $25.20, resulting in Boyalife HK holding an aggregate of 683,824 Shares.

On March 6, 2017, the Issuer entered into a Credit Agreement (the “Credit Agreement”) with Boyalife Investment Fund II, Inc., which granted to the Issuer the right to borrow up to $5,000,000 any time prior to March 6, 2022 (the “Debt Facility”). On September 13, 2017, the Issuer and Boyalife Investment Fund II, Inc. entered into an amendment to the Credit Agreement increasing the maximum borrowing availability thereunder from $5.0 million to $10.0 million. The Debt Facility originally matured on March 6, 2022 (the “Maturity Date”). Interest accrues under the Debt Facility at a rate of 22% per annum, simple interest, with interest being payable annually.

On April 16, 2018, the Issuer entered into an amendment to the Debt Facility with Boyalife Asset Holding II, the successor by merger to Boyalife Investment Fund II, Inc. (“Lender”). In connection with the April 2018 amendment to the Debt Facility, the Issuer and Lender entered into a First Amended and Revolving Restated Credit Agreement (the “Amended Credit Agreement”) and a Second Amended and Restated Convertible Promissory Note (the “Amended Note”). The Amended Credit Agreement and Amended Note modified and amended the Debt Facility as follows:

●

The Lender was granted the right to convert, at any time, outstanding principal and accrued but unpaid interest under the Debt Facility into shares of Common Stock at a conversion price that was initially equal to $16.10 per share and is equal to $0.21 per share as of July 28, 2022, subject to customary adjustments for stock splits, reverse stock splits, and the like (the “Fixed Conversion Price”). Notwithstanding the foregoing, if the Amended Note is converted after the Maturity Date, the conversion price of the Amended Note will be the lower of the Fixed Conversion Price or an amount equal to 90% of the average volume-weighted average price of our common stock during the 10 trading days immediately prior to the Maturity Date. Prior to the April 2018 amendment, the Debt Facility was convertible by the Lender only upon maturity of the obligation.

●

If the Issuer in the future issues shares of Common Stock, or is deemed to issue shares of Common Stock, prior to the full payment or conversion of the Amended Note for a price per share lower than the Fixed Conversion Price then in effect, the Fixed Conversion Price will be reduced to the price per share paid in the future issuance, with certain customary exceptions for equity plan issuances and issuances pursuant to certain strategic transactions. As a result of adjustments through July 28, 2022, the conversion price of the Amended Note was $0.21 per Share as of July 28, 2022.

●

The Issuer was granted the right to defer the payment of the $657,000 interest payment that was originally due on December 31, 2017 until December 31, 2018, or if earlier, the date on which the Issuer completes a debt or equity financing transaction resulting in gross proceeds of $5.0 million or more.

In connection with Amended Credit Agreement, on April 16, 2018, the Issuer and Boyalife HK entered into a First Amended and Restated Nomination and Voting Agreement (the “Amended Nomination Agreement”), which amends and restates the above-described Nomination Agreement originally entered into on February 13, 2016. The Amended Nomination Agreement provides that Boyalife HK will have the right to designate a number of members of the Board of Directors of the Issuer that is in proportion to the “Boyalife Ownership Percentage”, which is Boyalife HK’s and its affiliates’ combined percentage ownership of outstanding common stock, treating as outstanding any shares of common stock underlying convertible securities that are immediately exercisable by Boyalife HK and its affiliates’ (including under the Amended Note) without any further payment. The Amended Nomination Agreement will terminate according to its terms when and if the Boyalife Ownership Percentage falls below 20%.

CUSIP No: 88362L100	13D	Page 11 of 13 Pages

On May 7, 2018, the Issuer and Boyalife Asset Holding II entered into an Amendment No. 1 to the Amended Credit Agreement pursuant to which the Issuer granted to Boyalife Asset Holding II a security interest in shares held by the Issuer of ThermoGenesis Corp., a subsidiary of the Issuer, to secure repayment of the Amended Note.

On December 26, 2019, Boyalife Hong Kong sold to Boyalife Asset Holding II an aggregate of 683,824 Shares for an aggregate purchase price of $2,227,134 (or $3.33 per share) and warrants to purchase 352,942 shares of issuer common stock for an aggregate purchase price of $10.00. Accordingly, the transaction resulted in merely a change in the form of beneficial ownership of the subject Shares. The warrants expired on February 16, 2021.

On December 20, 2019, Boyalife Asset Holding II sold to a third party in a private transaction a participation interest in the Amended Note. Boyalife Asset Holding II sold to the third party a participation interest in the Convertible Note equal to $1,080,000 in face value of the Amended Note plus interest accruing thereon after December 20, 2019. Boyalife Asset Holding II retains sole voting and dispositive power over the Amended Note and is therefore deemed to own all Shares issuable upon any conversion of the Amended Note.

On March 4, 2022, the Issuer and Boyalife Asset Holding II entered into an Amendment No. 1 to the Amended Note, together with an Amendment No. 2 to the Amended Credit Agreement, to amend the maturity date thereunder to March 6, 2023 and to provide for payment on March 6, 2023 of accrued but unpaid interest through March 6, 2023 and to provide for payment of accrued interest thereafter on December 31 of each year.

On July 28, 2022, Dr. Xu, Boyalife Asset Holding II, and Boyalife Group consummated the Subject Transaction.

Item 7. Material to Be Filed as Exhibits.

.

EXHIBIT	DOCUMENT

1	Purchase Agreement between Issuer and Boyalife Investment Inc. and Boyalife (Hong Kong) Limited (Incorporated by reference to Exhibit 10.1 to Form 8-K filed with the SEC on February 3, 2016.)
2	Form of Warrant held by Boyalife (Hong Kong) Limited (Incorporated by reference to Exhibit 10.3 to Form 8-K filed with the SEC on February 3, 2016.)
3

First Amended and Restated Revolving Credit Agreement, dated April 16, 2018, between Issuer and Boyalife Asset Holding II, Inc. (Incorporated by reference to Exhibit 10.1 to Form 8-K filed with the SEC on April 18, 2018.)

4

Second Amended and Restated Convertible Promissory Note, dated April 16, 2018, issued by Issuer to Boyalife Asset Holding II, Inc. (Incorporated by reference to Exhibit 10.2 to Form 8-K filed with the SEC on April 18, 2018.)

CUSIP No: 88362L100	13D	Page 12 of 13 Pages

5

First Amended and Restated Nomination and Voting Agreement, dated April 16, 2018, between Issuer and Boyalife (Hong Kong) Limited (Incorporated by reference to Exhibit 10.3 to Form 8-K filed with the SEC on April 18, 2018.)

6

Amendment No. 1 to First Amended and Restated Revolving Credit Agreement, dated May 7, 2018, between Issuer and Boyalife Asset Holding II, Inc. (Incorporated by reference to Exhibit 10.1 to Form 8-K filed with the SEC on May 7, 2018.)

7

Amendment No. 2 to First Amended and Restated Revolving Credit Agreement, dated March 4, 2022, between Issuer and Boyalife Asset Holding II, Inc. (Incorporated by reference to Exhibit 10.2 to Form 8-K filed with the SEC on March 8, 2022.)

8

Amendment No. 1 to Second Amended and Restated Convertible Promissory Note, dated March 4, 2022, issued by Issuer to Boyalife Asset Holding II, Inc. (Incorporated by reference to Exhibit 10.1 to Form 8-K filed with the SEC on March 8, 2022.)

9	Stock Purchase Agreement, dated July 28, 2022, between Boyalife Group and Boyalife Asset Holding II, Inc.
10	Joint Filing Agreement, dated April 27, 2018, by and among the Reporting Persons*

*Previously filed

CUSIP No: 88362L100	13D	Page 13 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 5, 2022

Boyalife Group Inc.

By:	/s/ Xiaochun Xu
(Signature)
Name: Dr. Xiaochun Xu Title: President

Boyalife Asset Holding II, Inc.

By:	/s/ Xiaochun Xu
(Signature)
Name: Dr. Xiaochun Xu Title: President

Boyalife (Hong Kong) Limited

By:	/s/ Yishu Li
(Signature)
Name: Yishu Li Title: President

/s/ Xiaochun Xu
Dr. Xiaochun Xu, individually

/s/ Yishu Li
Yishu Li, individually